                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                          AMERICAN ECOLOGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    02553310
                                 (CUSIP Number)

                                 LARRY D. BLUST
                                  ONE IBM PLAZA
                                   SUITE 3800
                             CHICAGO, ILLINOIS 60611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                FEBRUARY 10, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025533100                                           Page 2 of 14 Pages

--------------------------------------------------------------------------------
1  Names of Reporting Person/I.R.S. Identification No. of Above Person (Entities
   Only)
           Edward F. Heil -- S.S. Number: ###-##-####
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC Use Only

--------------------------------------------------------------------------------
4  Source of Funds
           PF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6  Citizenship or Place of Organization
           United States
--------------------------------------------------------------------------------
   Number of                 7       Sole Voting Power
   Shares                            4,846,079
  Beneficially               ---------------------------------------------------
  Owned by Each              8       Shared Voting Power
   Reporting                           -0-
   Person With               ---------------------------------------------------
                             9       Sole Dispositive Power
                                     4,846,079
                             ---------------------------------------------------
                             10      Shared Dispositive Power
                                       -0-
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
           4,846,079
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [  ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)
           31.1%
--------------------------------------------------------------------------------
14 Type of Reporting Person
           IN
--------------------------------------------------------------------------------

CUSIP No. 025533100                                           Page 3 of 14 Pages
--------------------------------------------------------------------------------
1  Names of Reporting Person/I.R.S. Identification No. of Above Person (Entities
   Only)
           Edward F. Heil, as Trustee under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Trust Agreement #2
   Tax I.D. Number: 36-6829879, 36-6829880, 36-6829881
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC Use Only

--------------------------------------------------------------------------------
4  Source of Funds
           PF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6  Citizenship or Place of Organization
           United States
--------------------------------------------------------------------------------
Number of                 7       Sole Voting Power
Shares                            629,460
Beneficially              ------------------------------------------------------
Owned by Each             8       Shared Voting Power
Reporting                            -0-
Person With               ------------------------------------------------------
                          9       Sole Dispositive Power
                                  629,460
                          ------------------------------------------------------
                          10      Shared Dispositive Power
                                  -0-
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
           629,460
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [  ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)
           4.7%
--------------------------------------------------------------------------------
14 Type of Reporting Person
           00 (trust)
--------------------------------------------------------------------------------

CUSIP No. 025533100                                           Page 4 of 14 Pages
--------------------------------------------------------------------------------

1  Names of Reporting Person/I.R.S. Identification No. of Above Person
   (Entities Only)
           Thomas W. McNamara - S.S. Number: ###-##-####
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group                     (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC Use Only

--------------------------------------------------------------------------------
4  Source of Funds
           PF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6  Citizenship or Place of Organization
           United States
--------------------------------------------------------------------------------
Number of                 7       Sole Voting Power
Shares                            59,486
Beneficially              ------------------------------------------------------
Owned by Each             8       Shared Voting Power
Reporting                           -0-
Person With               ------------------------------------------------------
                          9       Sole Dispositive Power
                                  59,486
                          ------------------------------------------------------
                          10      Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
           59,486
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [  ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)
           0.4%
--------------------------------------------------------------------------------
14 Type of Reporting Person
           IN
--------------------------------------------------------------------------------

CUSIP No. 025533100                                           Page 5 of 14 Pages
--------------------------------------------------------------------------------
1  Names of Reporting Person/I.R.S. Identification No. of Above Person
   (Entities Only)
           Thomas W. McNamara, as Trustee of Jenner & Block Profit Sharing Trust No. 082
   Tax I.D. No. 36-3252241
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC Use Only

--------------------------------------------------------------------------------
4  Source of Funds
           PF
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6  Citizenship or Place of Organization
           United States
--------------------------------------------------------------------------------
Number of                 7       Sole Voting Power
Shares                            70,886
Beneficially              ------------------------------------------------------
Owned by Each             8       Shared Voting Power
Reporting                           -0-
Person With               ------------------------------------------------------
                          9       Sole Dispositive Power
                                  70,886
                          ------------------------------------------------------
                          10      Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
           70,886
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [  ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)
           0.5%
--------------------------------------------------------------------------------
14 Type of Reporting Person
           00 (trust)
--------------------------------------------------------------------------------

CUSIP No. 025533100                                           Page 6 of 14 Pages

     The following is an amendment to the Schedule 13D filed September 22, 1992, by Edward F. Heil; as amended by Amendment No. 1 filed August 20, 1993, by Edward F. Heil, individually and as trustee, and Thomas W. McNamara, individually and as trustee; Amendment No. 2 filed September 9, 1993; Amendment No. 3 filed September 20, 1993; Amendment No. 4 filed September 22, 1993; Amendment No. 5 filed October 26, 1993; Amendment No. 6 filed October 26, 1993; Amendment No. 7 filed February 1, 1994; Amendment No. 8 filed June 9, 1995, and Amendment No. 9 filed October 30, 1995.

Item 1.  Security and Issuer.
-------  --------------------

     This Amendment No. 10 to Schedule 13D relates to shares of Common Stock, $.01 par value (the "Common Stock"), of American Ecology Corporation, 805 W. Idaho, Suite 200, Boise, Idaho, 83702-8916 (the "Company"). Specifically, this Amendment No. 10 to Schedule 13 D relates to shares of Common stock issuable upon exercise of certain warrants of the Company (the "Warrants"), which Warrants were acquired by Edward F. Heil in the transactions described below. Under Rule 13d-3, Mr. Heil is deemed to be the beneficial owner of the shares of Common stock that are issuable on the exercise of such Warrants.

     On October 31, 1996, the Company's board of directors approved the issuance of 300,000 shares of Series E Redeemable Convertible Preferred Stock (the "Series E Preferred"). Mr. Heil purchased 100,000 shares of Series E Preferred at $10 per share. Each Series E Preferred share had a Warrant associated with it allowing the holder to purchase ten shares of the Company's Common Stock at the price of $1.50 per share. The Series E Preferred was issued to satisfy a condition required by the Company's bank when its credit agreement was renegotiated. This same condition required the Company to raise a total of $5,000,000 in new equity through a rights offering to all shareholders in conjunction with which the Series E preferred would either be exchanged for common or redeemed and thus the Series E Preferred (but not the Warrants) would be eliminated by the rights offering.

     The Warrants were originally to be exercisable on the earlier of July 1, 1997 or 30 days after the rights offering. Due to an NASD requirement for approval by the shareholders of the Series E Preferred and the Warrants, however, the rights offering was postponed and was actually made on January 9, 1998 pursuant to a registration statement effective on December 31, 1997. Exercisability of the Warrants was postponed as part of this approval process until December 31, 1997 and then until one year after the February 10, 1998 conclusion of the rights offering.

     In the rights offering, Mr. Heil and the Heil Trust purchased their prorata share of the Common offered. Mr. Heil exchanged his Series E Preferred for 1,000,000 shares of Common and purchased 379,850 shares for $1.00 per share in cash. The Heil Trust purchased the 314, 730 shares of common offered to it for cash at $1.00 per share. These transactions were exempt from Section 13(d) reporting by Section 13(d)(6)(A) of the 1934 Act. It is possible that they are required to be reported on a statement containing the information required by
Schedule 13G pursuant to Rule 13d-1(d) even though Mr. Heil and the Heil Trust only acquired their prorata

CUSIP No. 025533100                                           Page 7 of 14 Pages

share of the stock offered in the rights offering and reported the issuance pursuant to Section 16(a) of the 1934 Act on a Form 4. Although the transaction may not be reportable at all under Section 13 pursuant to Rule 13d-6, Mr. Heil is including the common stock acquired in the rights offering to comply with Rule 13d-1(d) if applicable. Mr. McNamara, who is referenced below, and his trust also acquired their prorata share of the stock offered in the rights offering for $1.00 per share in cash. Mr. McNamara's and his trust's shares are included in this amendment pursuant to Rule 13d-1(d).

         The Warrants entitle the holder thereof to purchase ten shares of Common Stock per Warrant for $1.50 per share, subject to adjustment in certain events. The Warrants will expire if not exercised, on June 30, 2003.

Item 2.  Identity and Background.
-------  ------------------------

         No change, except that this Amendment No. 10 relates to shares acquired by Edward F. Heil, the Heil Trust, Thomas W. McNamara and the McNamara Trust and the business address of both Mr. Heil and Mr. McNamara is at 631 East Butterfield Road, Suite 302, Lombard, Illinois 60148. Mr. McNamara is now a sole legal practitioner whose main client is Mr. Heil and his businesses.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         The funds used to acquire the shares to which this Amendment No. 10 relates are personal funds of Edward F. Heil and the Heil Trust and of Thomas W. McNamara and the McNamara Trust.

Item 4.  Purpose of Transaction.
-------  -----------------------

         The shares to which this Amendment No. 10 relate were acquired by Edward F. Heil, the Heil Trust, Thomas W. McNamara and the McNamara Trust for purposes of investment. Edward F. Heil and Thomas W. McNamara and their trusts may acquire additional securities of the issuer or dispose of securities of the Company, although they have no current definitive plans to do so.

         Edward F. Heil and Thomas W. McNamara have no current plans or proposals relating to or that would result in:

                  (i) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries,

                  (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries,

CUSIP No. 025533100                                           Page 8 of 14 Pages

                  (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

                  (iv) any material change in the present capitalization or dividend policy of the Company,

                  (v) any other material change in the Company's business or corporate structure,

                  (vi) any changes in the Company's charter, by-laws, or other instruments or other actions which may impede the acquisition of control of the Company by any person,

                  (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a national securities association,

                  (viii) causing any class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

                  (ix) any action similar to any of those enumerated above.

Item 5.  Interest and Securities of the Issuer.
-------  --------------------------------------

         (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting persons is as follows:

Name                                                            Number of Shares            Percentage
----                                                            ----------------            ----------
Edward F. Heil                                                     4,846,079*                  31.1%
Edward F. Heil, as Trustee under                                     629,460                    4.7%
   the Heil Trust Agreement
Thomas W. McNamara                                                    59,486                    .04%
Thomas W. McNamara, as Trustee                                        70,886                    .05%
   under the McNamara Trust Agreement

* This amount includes (i) 35,245.9 shares of Series D Preferred Stock, which, based on the current conversion rate applicable to the Series D Preferred Stock of 15.88 (this rate is subject to quarterly changes in cumulative unpaid dividends), could be converted into 559,705 shares of Common Stock at the option of the holder without any additional consideration, (ii) 352, 459 Series D Warrants, which could be exercised at any time for 1.22 shares of Common Stock each at $4.75 per share (total exercise price of $2,042,500) for a total of 430,000 shares of common Stock, (iii) 100,000 Series E Warrants which could be exercised at any time for 10 shares of Common Stock each at $1.50 per share

CUSIP No. 025533100                                           Page 9 of 14 Pages

         (total exercise price $1,500,000) for a total of 1,000,000 shares of Common Stock and (iv) directors' options, which could be exercised at anytime, to acquire 7,500 shares of Common Stock for $10.125 per share (total exercise price $75,938); 10,000 shares of Common Stock for $4.00 per share (total exercise price $40,000); 20,000 shares of Common Stock for $1.25 per share (total exercise price $25,000); and 10,000 shares of Common Stock for $1.469 per share (total exercise price $14,690). If only shares of Common Stock currently owned by Mr. Heil are considered, the number of shares and percentage of class would be 2,808,874 and 20.7%, respectively.

         Thomas W. McNamara is an attorney for Edward F. Heil. Although there is no express agreement between Mr. Heil and Mr. McNamara with respect to the voting or disposition of their shares (or shares over which they have voting or dispositive power), Mr. McNamara's shares have been included in this Schedule 13D as a precautionary measure in the event that Mr. McNamara and Mr. Heil are deemed to be a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934. The inclusion of Mr. McNamara's shares in this Schedule 13D shall not be deemed in admission that Mr. Heil and Mr. McNamara are acting as a group.

         (b) Edward F. Heil has the sole power to vote or direct the vote of all of the shares owned by him individually or as trustee. Thomas W. McNamara has the sole power to vote or direct the vote of all of the shares owned by him individually or as trustee.

         (c) A description of the transactions in the class of securities that were effected during the past 60 days by any of the reporting persons, individually or as trustee, are as follows:

         On December 31, 1998, the Company issued to Mr. Heil 11,767 shares of Common Stock as a director's fee at a value of $1.359 per share.

         On February 3, 1999, Mr. McNamara purchased 25,000 shares at $2.10 through Bear Stearns, Chicago, Illinois.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   to Securities of the Issuer
         -----------------------------------------------------------------------

         Mr. Heil has entered into two Director Stock Option Agreements with the Company, which Agreements were described in and filed with the Amendment No. 8 to Mr. Heil's Schedule 13D, which Amendment No. 8 was filed with the Securities and Exchange Commission on June 12, 1995.

         The shares of Series D Preferred Stock and the Series D and Series E Warrants were issued pursuant to agreements which granted the holders of such securities certain rights, including "piggy-back" registration rights.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------
           None.

CUSIP No. 025533100                                          Page 10 of 14 Pages

Signatures.
-----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:    February 15, 1999


/s/ Edward F. Heil
-------------------------------------------------------
Signature

Edward F. Heil, by Larry D. Blust, attorney in fact
-------------------------------------------------------
Name/Title


/s/ Edward F. Heil
-------------------------------------------------------
Signature

Edward F. Heil, as Trustee
under the Edward F. Heil, Jr.,
Sandra Heil and Karen Heil
Irrevocable Trust Agreement #2,
by Larry D. Blust, attorney in fact
-------------------------------------------------------
Name/Title


/s/ Thomas W. McNamara
-------------------------------------------------------
Signature

Thomas W. McNamara, by Larry D. Blust, attorney in fact
-------------------------------------------------------
Name/Title


/s/ Thomas W. McNamara
-------------------------------------------------------
Signature

Thomas W. McNamara, as Trustee
of Jenner & Block Profit Sharing Trust
No. 082, by Larry D. Blust, attorney in fact
-------------------------------------------------------
Name/Title

CUSIP No. 025533100                                          Page 11 of 14 Pages

TO WHOM IT MAY CONCERN:

         I hereby designate and authorize LARRY D. BLUST or RONALD R. PETERSON to execute and file Form 3, Form 4, Form 5, Schedule 13D and Schedule 13G, respectively (hereinafter referred to as the "Reports"), under the requirements of the Securities Exchange Act of 1934, as amended, on my behalf with the Securities and Exchange Commission, and any other proper bodies, in the event of my absence, or inability to execute said Reports, at any time when the filing of said Reports is in order.

         This authorization hereby revokes any and all prior authorizations, if any, and shall continue with the above designated individuals until revoked by me in writing.

                               Very truly yours,



                               /s/ Edward F. Heil
                               ------------------------------------------------
                               Edward F. Heil


Date: As of February 15, 1999

CUSIP No. 025533100                                          Page 12 of 14 Pages

TO WHOM IT MAY CONCERN:

         I hereby designate and authorize LARRY D. BLUST or RONALD R. PETERSON to execute and file Form 3, Form 4, Form 5, Schedule 13D and Schedule 13G, respectively (hereinafter referred to as the "Reports"), under the requirements of the Securities Exchange Act of 1934, as amended, on my behalf with the Securities and Exchange Commission, and any other proper bodies, in the event of my absence, or inability to execute said Reports, at any time when the filing of said Reports is in order.

         This authorization hereby revokes any and all prior authorizations, if any, and shall continue with the above designated individuals until revoked by me in writing.

                                    Very truly yours,



                                    /s/ Edward F. Heil
                                    --------------------------------------------
                                    Edward F. Heil, as Trustee under the Edward
                                    F. Heil, Jr., Sandra Heil and Karen Heil
                                    Irrevocable Trust Agreement #2


Date: As of February 15, 1999

CUSIP No. 025533100                                          Page 13 of 14 Pages

TO WHOM IT MAY CONCERN:

         I hereby designate and authorize LARRY D. BLUST or RONALD R. PETERSON to execute and file Form 3, Form 4, Form 5, Schedule 13D and Schedule 13G, respectively (hereinafter referred to as the "Reports"), under the requirements of the Securities Exchange Act of 1934, as amended, on my behalf with the Securities and Exchange Commission, and any other proper bodies, in the event of my absence, or inability to execute said Reports, at any time when the filing of said Reports is in order.

         This authorization hereby revokes any and all prior authorizations, if any, and shall continue with the above designated individuals until revoked by me in writing.

                                    Very truly yours,



                                    /s/ Thomas W. McNamara
                                    --------------------------------------------
                                    Thomas W. McNamara


Date: As of February 15, 1999

CUSIP No. 025533100                                          Page 14 of 14 Pages




TO WHOM IT MAY CONCERN:

         I hereby designate and authorize LARRY D. BLUST or RONALD R. PETERSON to execute and file Form 3, Form 4, Form 5, Schedule 13D and Schedule 13G, respectively (hereinafter referred to as the "Reports"), under the requirements of the Securities Exchange Act of 1934, as amended, on my behalf with the Securities and Exchange Commission, and any other proper bodies, in the event of my absence, or inability to execute said Reports, at any time when the filing of said Reports is in order.

         This authorization hereby revokes any and all prior authorizations, if any, and shall continue with the above designated individuals until revoked by me in writing.

                                    Very truly yours,



                                    /s/ Thomas W. McNamara
                                    --------------------------------------------
                                    Thomas W. McNamara, as Trustee of Jenner &
                                    Block Profit Sharing Trust No. 082


Date: As of February 15, 1999